Alana L. Griffin	P.O. Box 120
Deputy General Counsel	Columbus, GA 31902-0120
706.644.2485
706.644.1957 Fax
alanagriffin@synovus.com
January 4, 2012

VIA EDGAR

Mr. David Lin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synovus Financial Corp.
Form 10-K and 10K/A for the Fiscal Year Ended December 31, 2010, filed March 1, 2011 and April 26, 2011
Form 10-Q for the quarterly period ended September 30, 2011
Filed November 9, 2011
File No. 001-10312

Dear Mr. Lin:

Synovus Financial Corp. acknowledges receipt on December 23, 2011 of the Staff’s letter dated December 23, 2011 (the “December 23 Comment Letter”) containing comments on the above-captioned filings. The December 23 Comment Letter requests a response within 10 business days. Synovus respectfully requests additional time to complete its response to the December 23 Comment Letter. Synovus presently is working towards the close of its books for fiscal 2011, which will require substantial time and resources from the Synovus employees who will also be involved in developing the responses and related revised disclosures to the December 23 Comment Letter. To ensure that the responses to the December 23 Comment Letter reflect the input of all necessary Synovus personnel, we respectfully request an extension of the response period to January 31, 2012.

Please call me at 706-644-2485 with any questions regarding this request.

Very truly yours,

Alana L. Griffin

ALG

cc:	Kessel D. Stelling
Thomas J. Prescott
Liliana C. McDaniel